January 25, 2007

Via EDGAR and Federal Express

Ms. Michele Anderson Legal Branch Chief United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3720

Re:	TransTech Services Partners Inc. Amendment No. 3 to Registration Statement on Form S-1 Originally Filed on October 19, 2006 File No. 333-138080

Dear Ms. Anderson:

On behalf of TransTech Services Partners Inc. (the “Registrant”), we are filing electronically Amendment No. 3 to the above-referenced Registration Statement on Form S-1 originally filed on October 19, 2006 and amended pursuant to Amendment No. 1 and Amendment No. 2 to the Registration Statement on Form S-1 filed on November 22, 2006 and December 8, 2006, respectively. Amendment No. 3 reflects the following changes:

1. Updated financial information of the Registrant through December 31, 2006;

2. A 3 for 4 reverse stock split of the Registrant’s outstanding shares of common stock which occurred on January 10, 2007; and

3. Our opinion revised pursuant to the verbal comments we received from the staff of the Securities and Exchange Commission on December 22, 2006.

We are providing to you two copies of Amendment No. 3, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed Amendment No. 2.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please contact the undersigned at (212) 940-6690 or Howard S. Jacobs at (212) 940-8505.

Sincerely,

/s/ Wendy K. Modlin

Wendy K. Modlin

Enclosures
cc:	Paul Fischer
Andrew Scott LM Singh Suresh Rajpal Thomas Del Bosco Patricia A. Baldowski Howard S. Jacobs, Esq. Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Adam S. Mimeles, Esq.